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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                          For the month of August, 2000

                                  OpenTV Corp.

                 (Translation of registrant's name into English)

                            401 East Middlefield Road
                             Mountain View, CA 94043

                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F  "X"                       Form 40-F   " "
                        ---                                   ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  " "                                No  "X"
                       ---                                    ---
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                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF AUGUST, 2000

             UNAUDITED INTERIM FINANCIAL STATEMENTS OF OPENTV CORP.


Attached as Exhibit 99.1 to this Report on Form 6-K are the unaudited consolidated financial statements of OpenTV Corp. as of June 30, 2000 and for the six month periods ended June 30, 2000 and 1999.

EXHIBITS


EXHIBIT NO.              DESCRIPTION
99.1                     Unaudited consolidated financial statements of OpenTV
                         Corp. as of June 30, 2000 and for the six month periods ended June 30, 2000 and 1999.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        OpenTV Corp.
                                        (Registrant)


             Date: August 14, 2000      By: /s/ James F. Brown
                                            ---------------------------------
                                            James F. Brown
                                            General Counsel, Senior Vice
                                            President,Strategic Development and
                                            Secretary
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EXHIBIT INDEX


EXHIBIT           DESCRIPTION                                      Sequential
--------          -----------                                      Page
                                                                   Number
99.1              Unaudited consolidated financial statements
                  of OpenTV Corp. as of June 30, 2000 and for the six month periods ended June 30, 2000 and 1999.